Direct Message Template v1

NOTE: This content may be broken into multiple messages based on channel.

Hi there, [Name]! [Insert personal greeting].

For the last three years, I've been working on Downland. We help the next generation of climate-smart farmers get started by matching them with land, training and capital.

Last fall, I jumped in full-time and we've made some incredible progress:
- 15 landowner LOIs (and counting!)
- Over 200 farm & ranching apprentices on our waitlist
- Over $60k in pre-sales
- Over 6,000 email subscribers

For the next few weeks, I'm inviting friends and insiders to invest in our community round before it opens to the public. Check out wefunder.com/downland to start.

The average investment from our community has been around $X,XXX, but you can support with as little as $100. Be smart, trust your gut, and get in while you can!

See here for important legal disclosures: https://bit.ly/wfttwld

I'm glad you're on this ride to change the future of food for the better.

Direct Message Template v2

NOTE: This content may be broken into multiple messages based on channel.

Hi there, [Name]! [Insert personal greeting]. I'm inviting friends and insiders to participate in my company's community round before it opens to the public. Check out wefunder.com/downland to support the next generation of farmers in making a positive impact in the climate fight.

Direct Message Template v3

NOTE: This content may be broken into multiple messages based on channel.

Hi there, [Name]! [Insert personal greeting]. It's here: Visit wefunder.com/downland to join Downland's community round before it opens to the public.

Direct Message Template v4

NOTE: This content may be broken into multiple messages based on channel.

Hi there, [Name]! Last call to invest in Downland's community round before it opens to the public. Visit wefunder.com/downland to join.

The average investment from our community has been around $X,XXX, but you can support with as little as $100. Be smart, trust your gut, and get in while you can!

Social Media/Email Message Template

NOTE: This content may be broken into multiple posts based on platform.

🚘 When I turned 16, I bought my first car with money earned scooping ice cream: A 1995 Chrysler LaBaron convertible. The driver side door didn't open, but, hey, it was mine.

With my newfound mobility, I did another thing that summer: I cared for my grandparents. Watching them wither away, I saw the weight of decrepitude and was determined to hedge against it as long as possible. You don't have to pull that thread very far to learn that healthy food is an important input for a vital life.

🫛 Enter learning to cook from home, a few rounds of Whole30, weekly boxes of community shared agriculture (CSA), Paleo, macro-counting, significantly cutting alcohol and a (very short) stint selling essential oils in my early 20s. And don't even tempt me to talk about CrossFit here…

🫂 Also enter a community of like-minded friends, including Gabe Yanez & Arielle Bloom. After cruising the country in an Airstream, they settled in Central Texas, bought some land, and started a little thing called "regenerative agriculture" (aka "regenerative-organic" or "modern" or "climate-smart" agriculture, depending on who you ask…another post for another day).

🤯 During a visit to their ranch, I was blown away. Organic is about what you are NOT doing (no pesticides, no GMOs, etc.). Regenerative builds on these principles to consider what you

ARE doing, with an emphasis on building healthy soil. And if you remember the food chain, nutrients from the soil end up in our food and end up in us. Soil health is human health.

🚀 Three years later, I'm proud to publicly announce the launch of Downland.

We accelerate the transition to regenerative agriculture by equipping the next generation of practitioners. We're like a startup accelerator for new farmers, matching them with land, training and capital to build businesses and break free from the 9-5. We aim to launch hundreds of farms in the coming years.

🤠 And now you can join the ride. Downland is open for investment through our community round on Wefunder. Click here to start: http://wefunder.com/downland

None of this would be possible without the support and encouragement of countless individuals along the way, including [social tags].

Thank you, from the bottom of my heart, for joining us on this incredible journey. The seed is just being planted. 🌱 Will you help it grow?

#startups #crowdfunding #crowdinvesting #futureoffood #futureofwork #futureoffarming #sustainability #agtech

See here for important legal disclosures: https://bit.ly/wfttwld